Exhibit A

Pioneer Value Fund
60 State Street
Boston, Massachusetts 02110

March 5, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Value Fund
Proxy Statement
(File Nos. 2-32773; 811-01835)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary proxy statement filed on February 15, 2013 by Pioneer Value Fund (the “Registrant”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pioneer Value Fund

By:/s/ Christopher J. Kelley

Name:  Christopher J. Kelley
Title:     Secretary